082-04518

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

RECEIVED
2008 FEB 19 A 8:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

15 February 2008

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549 [redacted]
USA

SUPPL

08000768

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Derek Woodward
HEAD OF SECRETARIAT

PROCESSED
FEB 20 2008
THOMSON
FINANCIAL

For and on behalf of
Centrica plc

Enc

15 February 2008

Centrica invests to acquire additional interests in North Sea gas assets

Centrica plc, the owner of British Gas, today announced it is adding to its gas assets in the North Sea by acquiring 50 per cent of the equity in gas fields held by Sojitz Energy Project Limited for $70 million (£36 million) in cash. The agreement will see Centrica taking additional equity in gas fields which it already operates, following its acquisition of Newfield UK in September 2007. The investment, after associated capital expenditure, is expected to add a further 32 billion cubic feet of reserves to Centrica's portfolio over the next three years. This builds on the 300 billion cubic feet of reserves secured through the acquisition of Newfield UK last autumn.

Following completion of the deal, which is conditional on certain third party consents, Centrica will hold a 92.5 per cent interest in the producing Grove field and a 90 per cent interest in the Seven Seas development, the Sloop gas discovery and associated exploration acreage.

Since the acquisition of Newfield UK, Centrica has seen higher than expected production from the Grove field. The addition of offshore compression facilities and another well in late 2008 are expected to further increase production rates.

Sam Laidlaw, Chief Executive of Centrica, said: "This agreement will build on our acquisition of Newfield UK and gives us further interests in gas assets where we already have a strong position.

"It also reaffirms our continued commitment to additional upstream investment to increase our level of energy resources to supply our British Gas and European customers."

Enquiries:

Centrica Investor Relations:
01753 494900

Centrica Media Relations:
Andrew Hanson, 01753 492551

Notes to editors:

1/ The acquisition is being made through Centrica Resources Limited.

END